Dejour’s Athabasca Basin Uranium Holdings Approaches 1.0 Million Acres

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,422,924
Last Close: 11/22/2005 - $0.97
November 22, 2005 – News Release

Vancouver, BC Canada

Robert L. Hodgkinson, Chairman & CEO, reports the Company has successfully staked eight (8) strategic, 100% owned uranium claims in Saskatchewan’s Athabasca Basin adding 32,000 hectares (79,072 acres) to the Company’s holdings.  These new claims are of material interest to the Company and were targeted as a result of Dejour’s successful MEGATEM II airborne electromagnetic survey over its R-Seven and Sand Hill Lake properties. Although all of the survey data has not yet been processed and interpreted, completed survey data revealed several previously unknown basement electromagnetic conductors extending beyond the boundaries of Dejour’s properties on un-staked land.  Basement conductors are most often caused by graphitic horizons with which uranium mineralization may be associated. Completed data has defined more than 250 kilometers (155 miles) of conductors.

On the R-Seven project one new claim was staked to cover an airborne anomaly increasing this project to more than 54,500 hectares (134,669 plus acres).  The R-Seven Project covers a broad metasedimentary sequence of basement rocks in which the MEGATEM survey and earlier geophysical surveys have defined over 140 kilometers (87 miles) of basement electromagnetic conductors.  Only 8 drill holes testing one conductor were completed by previous operators on the property; one drill hole intersected very anomalous radioactivity at the unconformity.

On the Sand Hill Lake Project seven new claims were staked to cover a basement conductor defined by the MEGATEM survey increasing the property size by 60% to more than 74,300 hectares (183,595 plus acres).  The Sand Hill Lake project adjoins the Cameco-FMC Virgin River property where it was reported that three wedge-holes and three pilot-holes had been completed to test the extent of the uranium mineralization in hole VR-18, which intersected 5.83% U3O8 over 6.4 meters.  Dejour Enterprises plans exploration on both the R-Seven and Sand Hill Lake projects this winter as part of its previously announced $1.5 million exploration program.  J. Allan McNutt, P. Geo., M.A. Sc. is the qualified person on the project.

About the Athabasca Basin

The Athabasca Basin in Northern Saskatchewan, Canada is the largest mineral production camp in North America.  This area hosts the world’s largest and highest grade uranium deposits accounting for 1/3 of the global uranium supply, a figure which is expected to increase significantly by the end of the decade.  Exploration and uranium production in the Basin has support from all levels of governments, institutions, and organizations.

Dejour has the 5th largest mineral holdings in the Basin:

Total Claims – 68

Total permits – 4

Total hectares – 391,357

Total acres – 967,043

About Dejour

Dejour is a micro-cap Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy. The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release contains certain forward-looking statements that are subject to a variety of risks and uncertainties beyond Dejour’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Although Dejour believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these forward-looking statements.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com